Mail Stop 4561

January 3, 2007

Mr. Brett A. Brown
Chief Financial Officer
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523

      Re: **Inland Real Estate Corporation**
              Form 10-K for the fiscal year ended December 31, 2005
              File No. 1-32185

Dear Mr. Brown:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Steven Jacobs
Assistant Chief Accountant